Exhibit 5.3

KPMG llp
Chartered Accountants	Telephone	(403) 691-8000
2700, 205 – 5 Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca
Consent of Independent Registered Public Accounting Firm
The Board of Directors of Esprit Energy Trust
We consent to the use in the registration statement on Form F-10 of our report dated February 14, 2006 on the consolidated balance sheets of Esprit Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for each of the years then ended.
We also consent to the use in the registration statement on Form F-10 of our report dated August 21, 2006 on the reconciliation of the above noted financial statements to United States generally accepted accounting principles.
Chartered Accountants
Calgary, Canada
August 25, 2006
KPMG llp, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association